FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☒	No	☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

Media Release	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Tuesday 19 October 2004

Leadership changes announced as part of move to new business model

Today, National Australia Bank announced several executive changes as part of its move to a more streamlined and customer-focused business model.

The National’s Chief Executive, John Stewart, welcomed the appointment of Michael Hamar to the role of Group Chief Risk Officer.

Michael joins the National from the Commonwealth Bank of Australia (CBA) where, for the past two years, he has headed up the institutional and business services’ risk management function.

“Michael brings a great level of expertise, gained from working in leadership roles across the financial services industry in Australia and overseas,” said Mr Stewart.

Prior to joining CBA, Michael had a long career with JP Morgan Chase.  His roles there included Chief Credit Officer for Chase Manhattan Bank for Greater China and the Philippines, based in Hong Kong. Other roles with JP Morgan Chase prior to this included Managing Director of the Emerging Markets Division and other senior relationship roles, and Chief Representative and Country Manager, Australia and New Zealand with Continental Illinois National Bank.

Michael will join the Group’s Executive Committee and report to Michael Ullmer, Group Chief Financial Officer and Finance Director.  He is due to commence with the company in December.

Mr Stewart also announced Peter Scott’s decision to leave the National early next year. Peter has headed MLC for the past six years and has been a member of the Group’s leadership team since the National acquired MLC in 2000.  In the interim, he will continue to assist the Australian business with its transition to a regional model.

“I would like to thank Peter for his support this year.  He has enjoyed a great career with the National.  On behalf of his colleagues at the National and MLC, I wish him well with his future endeavours,” said Mr Stewart.

In line with the new regional model for Australia, the National’s Australian CEO, Ahmed Fahour, also announced several management changes to reflect the integration of MLC into the new regional business.

Mr Steve Tucker takes up the new role of Head of MLC Australia. Steve has worked with MLC for the past 16 years and was previously responsible for MLC’s retail investment platforms and services.  Prior to this, Steve managed MLC’s large distribution network.

Mr Matt Lawler, who currently has responsibility for the adviser network at MLC, has been appointed to the new role of Head of Financial Planning and Third Party Distribution.  He is a director on the boards of Global Wealth Management (GWM) Adviser Services, Godfrey Pembroke, Apogee Financial Planning and MLC Lifetime.

Mr Bob Brice, previously General Manager, Risk Management for Financial Services Australia, has agreed to an acting role as Chief Risk Officer Australia until a permanent appointment can be finalised.  He will jointly report to Ahmed Fahour and Michael Hamar.

“I would like to welcome Steve, Matt and Bob to the Australian Leadership Team.  Having made the required executive appointments to integrate our corporate banking and our wealth management operations with our retail banking business, we expect to complete our new regional business structure in the next few weeks,” said Mr Fahour.

Further information

Brandon Phillips Group Manager Group Corporate Relations 03 8641 3857 work 0419 369 058 mobile	Samantha Evans Group Communications Adviser 03 8641 4982 work 0404 883 509 mobile

Callum Davidson Head of Group Investor Relations 03 8641 4964 work 0411 117 984 mobile	Guy McKanna Wealth Management, Head of Corporate Affairs 02 9966 3532 work 0402 893 843 mobile

Or visit www.nabgroup.com

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Wednesday 20 October 2004

ASIC accepts Enforceable Undertakings from National Australia Bank

The National Australia Bank today provided a range of enforceable undertakings to the Australian Securities and Investments Commission (ASIC) in relation to the currency options trading losses that occurred in January this year.

The ASIC media release and details of the enforceable undertakings can be accessed at www.asic.gov.au.

In summary they require the National to:

•                  Identify, record and inform ASIC of any future breaches of the National’s Australian Financial Services Licence.

•                  Ensure that there are appropriate procedures related to the role of responsible officers and representatives of the National.

Earlier this year the National released the PricewaterhouseCoopers (PwC) report on the losses and the Australian Prudential Regulation Authority (APRA) report into the same issue.

The National accepted and is implementing remedial actions flowing from the PwC and APRA reports.

National Chief Executive Officer Mr John Stewart said: “The enforceable undertakings provided to ASIC complete the regulatory review of the currency options trading losses.  We are now working hard to implement initiatives in the PwC report and the requirements of both APRA and ASIC.”

For further information:

Brandon Phillips Group Manager Group Corporate Relations	Samantha Evans Group Communications Adviser

03 8641 3857 work 0419 369 058 mobile	03 8641 4982 work 0404 883 509 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan Crook

Date: 20 October 2004	Title:	Associate Company Secretary